UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 15, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Trading statement for the year ended 30 June 2019

Johannesburg, Thursday, 15 August 2019.

In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.

Expected headline and basic earnings for the financial year ended June 2019 (“FY19”)

Shareholders of Harmony are advised that a reasonable degree of certainty exists that earnings for FY19 will be higher than for the year ended
30 June 2018 (“the previous comparable period” or “FY18”) primarily due to:

•	increased production and profit recorded following a full year’s production from Moab Khotsong and Hidden Valley,

•	lower impairments (non-cash) recorded year on year. The recorded impairments reduce the net profit of the Company but have no impact on reported cash balances and free cash flow,

•	a lower reported translation loss on the US$ denominated debt at 30 June 2019, and

•	higher derivative gains recorded in FY19.

The positive impact on earnings is partially offset by increased amortisation and depreciation at Hidden Valley.

Headline earnings per share (“HEPS”) and earnings per share (“EPS”) for the period are further affected by the share placement during both the current and prior year, affecting the weighted average number of shares used in the calculations.

HEPS are expected to be between 191 and 226 South African cents - a year-on-year increase of approximately 12% to 32% compared to the previous financial year (which was 171 South African cents). In US dollar terms, HEPS are expected to be between 14 and 16 US cents per share, which is between 8% and 23% higher than the headline earnings of 13 US cents per share reported for the previous financial year. Headline earnings excludes impairments recorded.
EPS are expected to improve to a loss of between 447 and 547 South African cents per share - which is an improvement of approximately between 45% and 55% on the loss of 1 003 South African cents per share reported for the previous comparable period. In US dollar terms, the loss per share is expected to be between 32 and 39 US cents per share, which is approximately between 46% and 56% higher than the loss of 72 US cents per share reported for the previous comparable period.

Further details on the factors impacting earnings are:

•	Increased production from Moab Khotsong and Hidden Valley

Harmony’s FY19 operating performance was boosted by the inclusion of a full financial year of production from both Moab Khotsong and Hidden Valley. Year on year, Harmony delivered a 17% increase in gold production of 1.44 million ounces, in line with its FY19 guidance of 1.45 million ounces. Underground recovered grade was 2% higher at 5.59g/t in FY19 (FY18: 5.48g/t), the seventh consecutive year of achieving an increase in underground recovered grade.

•	Lower impairments (non-cash) year on year

The life-of-mine plans form the basis for assessing whether any impairment against the carrying value of an asset is required. These values are informed by a number of factors, including estimates of future gold prices and exchange rates and operating and capital cost estimates.

An impairment of R3.9 billion (US$276 million) was recorded in FY19 compared to R5.3 billion (US$386 million) recorded in FY18. The assets impaired in FY19 include Tshepong Operations, Kusasalethu, Target 1, Target 3, Joel and Bambanani. The impairment was mainly driven by increased costs (which includes the estimated impact of carbon tax) and capital expenditure on exploiting the resource base.

•	Lower translation loss year on year

A translation loss of approximately R99 million (US$7 million) was recognised on the US$ denominated debt as at 30 June 2019, compared to a translation loss of R669 million (US$52 million) recorded in the previous comparable period.

•	Higher derivative gains year on year

Included in FY18 were derivative gains of R99 million (US$8 million) compared to R484 million (US$34 million) in FY19.

•	Increase in amortisation and depreciation (non-cash) year on year

A depreciation charge of R1.7 billion (US$123 million) was recorded for Hidden Valley in FY19 (compared to R138 million (US$11 million) for FY18), as a result of the recapitalisation of the mine. The operation reached commercial levels of production at the end of FY18 following its net investment of US$175 million to mine the stage 5 and 6 cutbacks.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

Harmony will publish its financial results for the year ended 30 June 2019 on Tuesday, 20 August 2019.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27(0)71 607 1498 (mobile)

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Johannesburg, South Africa

15 August 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited
FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this report and the exhibits, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged HDSAs in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health and safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates any further downgrade of South Africa's credit rating; and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 15, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director